

Yiqun (Hester) Li · 3rd

Co-Founder at Launch

New York, New York, United States · 500+ connections ·
Contact info

Launch

Stevens Institute of Technology

Experience

Chief Operating Officer
Launch · Full-time
Jul 2019 – Present · 1 yr 8 mos
Greater New York City Area

LAUNCH is a live music streaming membership service, producing online concerts, festival and music programming featuring emergent artists and industry veterans from around the world, with the latest technology.

Within the first year, LAUNCH curated and produced more than 50 in real life concerts and live music events before Covid, more than 1000 hours of live streaming contents since Covid, featured more than 800 artists and bands. LAUNCH expanded its team from 2 persons to the current size of 25 core team members with 5 established departments. ...see more

Operations Manager
Cloud Printing · Full-time
Aug 2019 – Oct 2019 · 3 mos
Greater New York City Area

Managing Principal
Captain Capital Management LLC · Full-time
Jul 2018 – Jun 2019 · 1 yr
New York, New York

enfoTech & Consulting Inc.
3 yrs 7 mos

Project Manager
Full-time
May 2017 – Jul 2018 · 1 yr 3 mos
Greater New York City Area

Senior Business Analyst
Full-time
Jan 2015 – May 2017 · 2 yrs 5 mos
Greater New York City Area

Stevens Institute of Technology
5 yrs 3 mos

Teaching/Research Assitant
Aug 2010 – Dec 2014 · 4 yrs 5 mos
Hoboken, NJ

Graduate Student Council VP
Aug 2010 – Aug 2011 · 1 yr 1 mo
Hoboken, NJ

Show 1 more role ⌄

Show 2 more experiences ⌄

Education

Stevens Institute of Technology
Master of Engeering - MEng, Engineering Management - Risk Assessment/Renewable Energy
2009 – 2014

Beijing Institute of Technology
Master of Engineering (M.Eng.), Mechanical Manufacture
2007 – 2009

Beijing Institute of Technology
Bachelor of Engineering (B.E.), Mechanical Engineering
2003 – 2007

Show 1 more education ⌄

Volunteer experience

Audience Service Director - Baseball
2008 Beijing Olympic Games
Aug 2007 – Oct 2008 · 1 yr 3 mos
Social Services

Web Administrator
Zhengzhou Charity Federation
May 2010 – Jul 2010 · 3 mos
Social Services

Skills & endorsements

Risk Assessment · 2

Viktar Selin, Ph.D. and 1 connection have given endorsements for this skill

Quantitative Risk Analysis · 2

Viktar Selin, Ph.D. and 1 connection have given endorsements for this skill

Risk Management · 2

Viktar Selin, Ph.D. and 1 connection have given endorsements for this skill

Show more

Accomplishments

11 **Courses**

Decision and Risk Analysis • Dsgn/Mgt the Development System • Eng. Economics & Cost Analysis • Engineering Cost Management • Financial Management • Fundamentals of Systems Engineering • Managerial Accounting • Operations Research • Project Mgmt. of Complex Systems • Research Methodologies • Simulation and Modeling

3 **Honors & Awards**

Chinese Engineering Students & Scholars Exchange Program Fellowship • Chinese National Scholarship • Excellence of Scholars Fellowship

3 **Organizations**

Epsilon Mu Eta Engineering Management Honor Society • Stevens Chinese Students and Scholars Association (CSSA) • INCOSE (International Club os Systems Engineering) - Stevens Student Board

2 **Languages**

Chinese • English

2 **Projects**

Academic Project - Photovoltaic Solar Energy Project Risk Assessment - BP Solar, Spain • Academic Project - Wind Farm Life Cycle Costing Estimation

2 **Publications**

Engineering Economics Workbook ,6th Edition • Factors Influencing the Mechanical Behavior of Healthy Human Descending Thoracic Aorta